NAVIDEC FINANCIAL SERVICES, INC.
                        8310 S. Valley Highway, 3rd Floor
                               Englewood, CO 80112
                                  303.222.1000


                                  July 11, 2006


Via EDGAR

Securities and Exchange Commission
Attn:  Kathryn McHale
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re:      Navidec Financial Services, Inc.
                  Registration Statement on Form SB-2
                  Registration No. 333-126014
                  Application for Withdrawal of Registration Statement

Dear Ms. McHale:

     Navidec Financial Services, Inc. (the "Company") hereby withdrawals the above-referenced Registration Statement.

     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. At the present time, there is no trading market for the Company's securities and to the best knowledge of the Company no sales of securities covered by the Registration Statement have been made in reliance on the information contained in the above-referenced Registration Statement.

     If any further information is required in connection with this matter, please contact our securities counsel Mr. Michael A. Littman at (303) 422-8127. Thank you for your attention to this matter.

                             Respectfully submitted,

                             NAVIDEC FINANCIAL SERVICES, INC.




                             /s/Robert Grizzle
                             Robert Grizzle, President & COO